UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number: 000-55899

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

(Exact Name of Registrant as Specified in Its Charter)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Alcaldía Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

TABLE OF CONTENTS

ITEM
1.	Press Release titled “Banco Santander México Announces Structural Changes In Its CEO Position and Senior Management.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: July 21, 2022

Item 1

BANCO SANTANDER MÉXICO ANNOUNCES STRUCTURAL CHANGES IN

ITS CEO POSITION AND SENIOR MANAGEMENT

Mexico City, Mexico, July 21, 2022 – Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (BMV: BSMX; NYSE: BSMX) (“Banco Santander México” or the “Bank”) one of the leading banking institutions in Mexico, announced that, on the date hereof, its Board of Directors approved the appointment of Mr. Felipe García Ascencio as Chief Executive Officer of the Bank, replacing Mr. Héctor Grisi Checa. Mr. Héctor Grisi will remain as Executive Chairman and Chief Executive Officer of Grupo Financiero Santander México (the "Group") until December 31, 2022.

Mr. Felipe García Ascencio has a degree in Economics from the Instituto Tecnológico Autónomo de México and a master's degree in economics from the London School of Economics and Political Science. He has broad experience in the Mexican financial industry and he has worked in the Group as Head of Mexico's Corporate Investment Banking (SCIB). Previously, he worked at Credit Suisse for 18 years in different positions, the last of which was Head of Corporate & Sovereign Latam Coverage, a part of the Global Markets division. Mr. Felipe Garcia Ascencio also worked at Goldman Sachs and the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público).

The Board also approved the creation of two Vice-presidencies. The Vice-presidency of Administration and Finance, to be led by Mr. Didier Mena Campos, who currently holds the position of Chief Financial Officer, and the Vice-presidency of Consumer, Commercial and Institution Business Banking, to be held by Mr. Pablo Fernando Quesada Gómez, who heads the Consumer, Commercial and Institution Business Banking department.

The new organizational structure includes the appointments of Mr. Alejandro Capote Garza as the new Head of SCIB; Ms. Ana Felisa López Escobar, as Head of Human Resources, replacing Mr. Juan Ignacio Echeverría Fernández; and Mr. Matías Núñez Castro, as Head of Digital, Innovation and Channels, replacing Ms. Maria Fuencisla Gómez Martín.

ABOUT BANCO SANTANDER MÉXICO (NYSE: BSMX BMV: BSMX)

Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (Banco Santander México), one of the leading banks in Mexico, offers a wide range of products and financial services, including retail banking, financial advisory services, as well as other investment activities. Banco Santander Mexico offers a financial services platform focused on the middle and high-income segments of the population as well as small and medium companies. It also provides financial services to large multinational companies in Mexico. As of March 31, 2022, Banco Santander Mexico held total assets of Ps.1,734 billion pesos and had more than 20.1 million clients. Based in Mexico City, the company operates 1,345 branches and offices nationwide with a total of 25,342 employees.

Investor Relations contact information

Héctor Chávez López – Managing Director - IRO

+ 52 (55) 5269-1925

hchavez@santander.com.mx

Investor Relations

investor@santander.com.mx

Material Fact
Banco Santander México